Exhibit 99.1
Concord Medical Announces Second Quarter 2010 Financial Results
     BEIJING, Aug. 18 /PRNewswire-Asia/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2010(1).
     Second Quarter Fiscal 2010 Highlights
—	Total net revenues in the second quarter of 2010 were RMB99.4 million ($14.7million), a 38.3% increase from the corresponding period in 2009.

—	Gross profit in the second quarter of 2010 was RMB69.3 million ($10.2 million), a 39.2% increase from the corresponding period in 2009.

—	Non-GAAP net income(2) in the second quarter of 2010 was RMB34.9 million ($5.1 million), a 5.8% increase from the corresponding period in 2009.

—	Both Non-GAAP basic and diluted earnings per American Depositary Share (“ADS”)(3) for the second quarter of 2010 were RMB0.71 ($0.10).

—	Adjusted EBITDA(4) (non-GAAP) in the second quarter of 2010 was RMB76.2 million ($11.2 million), a 22.6% increase from the corresponding period in 2009.

—	Concord Medical added eleven centers in the second quarter of 2010, bringing the total number of centers in operation to 100 across 39 cities in China, as of June 30, 2010. To date, the Company has entered into agreements to establish 31 new centers.

—	The number of treatment patient cases and diagnostic patient cases was 8,548 and 35,786 during the second quarter of 2010, respectively. Compared to the corresponding period in 2009, treatment patient cases increased by 26.6% and diagnostic patient cases increased by 47.6% .

—	On July 1, 2010, Concord Medical entered into a joint venture agreement with Chang’An Hospital for the preliminary operation of Chang’An Hospital’s cancer treatment facilities in preparation for the full operation of the future Chang’An CMS International Cancer Center (CCICC).

—	On June 30, 2010, Concord Medical’s board of directors approved a share repurchase program of up to $20 million.

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7815 to US$1.00, the effective noon buying rate as of June 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation expenses, which amounted to RMB2.6 million ($0.4 million) for the second quarter of 2010. The Company did not incur share-based compensation expenses for the second quarter of 2009 and therefore no reconciliation for this period has been provided herein.

(3)	Each ADS represents three ordinary shares of the Company.

(4)	Adjusted EBITDA is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.

     “We saw another quarter of solid growth driven by healthy revenue increases in both existing and newly added centers,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “In line with our expansion plan, we opened seven new centers and acquired four centers during the quarter. With a healthy acquisition pipeline and existing contracts for the opening of new centers, we remain confident to meet our target of adding 34 to 39 centers in 2010.”
     “We continue to build Concord Medical’s brand awareness and reputation through high-profile marketing and academic activities,” continued Dr. Yang. “In June, we hosted the largest cancer treatment and diagnosis forum in our history, attracting more than 350 established professionals. During the forum, we were proud to announce the publication of Concord Medical’s clinical textbook on stereotactic body radiation therapy using the body gamma knife, a first in China.”
     “With a favorable regulatory environment and increasing consumer demand, the cancer treatment and diagnostic market in China continues to be very strong. We will continue to work to extend our leadership, educate the market and differentiate the Concord Medical brand. I am confident that Concord Medical is well positioned to maximize our potential in this rapidly developing market,” Dr. Yang concluded.
     Mr. Boxun Zhang, Concord Medical’s corporate vice president, commented, “Healthy top line growth contributed to margin expansion compared to the first quarter, which is a seasonally slow period due to the Chinese New Year holiday. During the second half of the year, we plan to continue to enhance operational efficiency while strategically investing in network expansion to support profitable growth. We also continue to progress according to our schedule for fulfilling Sarbanes Oxley requirements.”
     Recent Business Update
     In July, Concord Medical began preliminary operations of its first specialty cancer treatment hospital under a joint venture agreement with the Chang’An Hosptal. Also in July, the Company’s second specialty cancer treatment hospital, the Beijing Proton Medical Center, received approval from the Ministry of Health and is in the process of completing the remaining application process.

     Second Quarter Fiscal 2010 Results
     Concord Medical reported total net revenues of RMB99.4 million ($14.7 million) for the second quarter of 2010, representing a 38.3% increase from the corresponding period in 2009, primarily due to patient volume growth from established centers as well as from new centers added through organic development and acquisitions in 2009 and the first half of 2010.
     Cost of revenues in the second quarter of 2010 was RMB30.2 million ($4.5 million), a 36.2% increase from the corresponding period in 2009, primarily due to the higher depreciation cost associated with the new equipment purchases in 2009 and the first half of 2010.
     Gross profit margin in the second quarter of 2010 was 69.7% as compared to 69.2% in the corresponding period in 2009.
     Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB22.2 million ($3.3 million) in the second quarter of 2010, compared to RMB7.4 million in the corresponding period in 2009. The increase was largely due to the expanded business size and additional post-IPO related professional expenses.
     Operating income was RMB47.1 million ($6.9 million), representing an 11.2% increase from the corresponding period in 2009. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB49.7 million ($7.3 million), a 17.3% increase from the corresponding period in 2009.
     Income tax expense was RMB12.9 million ($1.9 million), compared to an income tax expense of RMB8.8 million in the corresponding period in 2009. The effective tax rate for the second quarter of 2010 was 28.5% as compared to 28.3% in the previous quarter and 21.1% in the corresponding period in 2009.
     Net income was RMB32.2 million ($4.8 million), representing a 2.1% decrease from the corresponding period in 2009. Both basic and diluted earnings per ADS for the second quarter of 2010 were RMB0.66 ($0.10).
     Net income excluding share-based compensation expenses (non-GAAP) was RMB34.9 million ($5.1 million), a 5.8% increase from the corresponding period in 2009. Both Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2010 were RMB0.71 ($0.10).
     Adjusted EBITDA (non-GAAP), was RMB76.2 million ($11.2 million) for the second quarter of 2010, representing a 22.6% increase from the corresponding period in 2009.
     Capital expenditure for the second quarter of 2010 was RMB130.9 million ($19.3 million). Total depreciation expenses were RMB19.8 million ($2.9 million). In addition, amortization of acquired intangibles was RMB6.7 million ($1.0 million). The Company expects amortization of acquired intangibles to be approximately RMB28.5 million ($4.2 million) in 2010, assuming no additional intangibles are acquired through potential acquisitions during the year.
     As of June 30, 2010, the Company had total fixed assets with a net book value of RMB677.1million ($99.9 million) and cash of RMB863.4 million ($127.3 million). The decline was mainly due to the increased fixed assets balance and prepayment for equipment purchase for our network expansion.
     As of June 30, 2010, the Company had bank credit lines totaling RMB2.0 billion (US$297.9million).
     Accounts receivable was RMB137.1 million ($20.2 million) as of June 30, 2010, as compared to RMB111.3 million as of December 31, 2009. The average turnover days was 113 days as of June 30, 2010, as compared to 119 days as of December 31, 2009.

     Outlook for Fiscal Year 2010
     Concord Medical reaffirms that its estimated range of total net revenues for 2010 is RMB367 million to RMB398 million, which would represent a 25.5% to 36.1% increase from 2009.
     The Company reaffirms that it expects to add 34 to 39 radiotherapy and diagnostic imaging centers in 2010, and the range of expected total capital expenditures related to these new centers is approximately RMB400 million to RMB450 million.
     This forecast reflects Concord Medical’s current and preliminary view, which is subject to change.
     Conference Call Information
     Concord Medical’s management will hold an earnings conference call at 8 AM on August 18, 2010 U.S. Eastern Time (8 PM on August 18, 2010 Beijing/Hong Kong time).
     Dial-in details for the earnings conference call are as follows:

US:	+1.866.270.6057
China:	+10-800-852-1490 China Netcom (South China) +10-800-152-1490 China Telecom (North China) +10-800-130-0399 China Telecom (South China)
Hong Kong:	+###-##-####
International:	+1-617-213-8891

Passcode:	70681252
     A replay of the conference call may be accessed by phone at the following number until August 25, 2010:

US:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	55593251
     Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/ .
     About Concord Medical
     Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 100 centers spanning 39 cities and 22 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.

     Safe Harbor Statement
     This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at http://www.sec.gov . The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
     About Non-GAAP Financial Measures
     To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

     For investor and media inquiries please contact:
     China
Stephanie Song
Concord Medical Services
Tel:      +86-10-5957-5287
Email: stephanie.song@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
Tel:      +86-10-6566-2256
Email: lwong@brunswickgroup.com
     U.S.
Nicki Kahner
Brunswick Group, LLC
Tel:      +1-212-333-3810
Email: nkahner@brunswickgroup.com

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,
	2009	June 30, 2010
	RMB	RMB	US$
ASSETS
Current assets
Cash	1,037,239	863,404	127,318
Restricted cash, current portion	293	2,167	320
Accounts receivable	111,328	137,149	20,224
Prepayment and other current assets	100,484	95,248	14,045
Deferred tax assets, current portion	3,168	2,282	336
Total current assets	1,252,512	1,100,250	162,243

Non-current assets
Property, plant and equipment, net	573,042	677,140	99,851
Goodwill	300,163	300,163	44,262
Acquired intangible assets, net	155,345	165,437	24,395
Deposits for non-current assets	127,150	194,589	28,694
Deferred tax assets, non-current portion	19,700	21,158	3,120
Net investment in financing lease	—	26,204	3,864
Other non-current assets	11,532	54,674	8,062
Restricted cash, non-current portion	4,421	2,433	359
Total non-current assets	1,191,353	1,441,798	212,607

Total assets	2,443,865	2,542,048	374,850

	December 31,
	2009	June 30, 2010
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	11,500	27,000	3,981
Long-term bank borrowings, current portion	57,487	59,406	8,760
Accounts payable	9,759	10,257	1,512
Accrual for purchase of property, plant and equipment	12,043	8,043	1,186
Obligations under capital leases, current portion	3,582	3,582	528
Accrued expenses and other liabilities	48,663	45,323	6,683
Income tax payable	14,642	20,107	2,965
Deferred revenue, current portion	10,401	14,448	2,131
Payable for acquisition of a subsidiary and business components	—	18,495	2,727
Amounts due to related parties	1,546	—	—

Total current liabilities	169,623	206,661	30,473

Non-current liabilities
Long-term bank borrowings, non- current portion	80,915	75,542	11,140
Deferred revenue, non-current portion	5,188	11,603	1,711
Obligations under capitalized leases, non-current portion	8,074	6,734	993
Lease deposit	1,000	2,044	301
Deferred tax liabilities, non-current portion	25,317	30,065	4,433
Total non-current liabilities	120,494	125,988	18,578

Total liabilities	290,117	332,649	49,051

Commitments and contingencies

Shareholders’ equity
Ordinary shares	108	108	16
Additional paid-in capital	2,671,910	2,674,496	394,381
Accumulated other comprehensive loss	(3,987)	(4,744)	(700)
Accumulated deficit	(514,283)	(460,461)	(67,900)

Total shareholders’ equity	2,153,748	2,209,399	325,797

Total liabilities and shareholders’ equity	2,443,865	2,542,048	374,848

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Statements of Income
(in thousands, except per ADS data)

	For The Three Months Ended
	June 30, 2010	June 30, 2009
	RMB	RMB	US$
Revenue, net
Lease and management services	66,696	92,680	13,667
Management services	5,084	4,355	642
Other, net	137	2,407	355
Total net revenues	71,917	99,442	14,664

Cost of revenues
Lease and management services	(15,270)	(23,384)	(3,448)
Amortization of acquired intangibles	(6,882)	(6,704)	(989)
Management services	(4)	(91)	(13)
Total cost of revenues	(22,156)	(30,179)	(4,450)

Gross profit	49,761	69,263	10,214

Operating expenses

Selling expenses	(1,671)	(2,985)	(440)
General and administrative expenses	(5,722)	(19,168)	(2,827)

Operating income	42,368	47,110	6,947
Interest expense	(1,571)	(2,054)	(303)
Foreign exchange gain (loss)	542	(971)	(143)
Gain from disposal of equipment	—	81	12
Interest income	423	935	138

Income before income taxes	41,762	45,101	6,651
Income tax expense	(8,826)	(12,857)	(1,896)
Net income	32,936	32,244	4,755

Accretion of Series A contingently redeemable convertible preferred shares	(7,951)	—	—
Accretion of Series B contingently redeemable convertible preferred shares	(12,796)	—	—

Net income attributable to ordinary shareholders	12,189	32,244	4,755

Earnings per ADS
Basic/Diluted	0.52	0.66	0.10

Weighted average number of ADS outstanding:
Basic/Diluted	23,476,033	49,151,833	49,151,833

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures(*) (in RMB thousands, unaudited)

	Three months ended			Three months ended
	June 30, 2009			June 30, 2010
			Non-			Non-
	GAAP	Adjust-	GAAP	GAAP	Adjust-	GAAP
	Result	ment	Results	Result	ment	Results
Operating profit	42,368	—	42,368	47,110	2,600	49,710
Net income	32,936	—	32,936	32,244	2,600	34,844
Net income attributable to ordinary shareholders

Basic earning per ADS	0.52	—	0.52	0.66	0.05	0.71
Diluted earning per ADS	0.52	—	0.52	0.66	0.05	0.71

(*)	The adjustment is only for share-based compensation.
Reconciliation from net income to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	Three months ended Three months ended
	June 30, 2009	June 30, 2010
Net income	32,936	32,244
Interest expense, net	1,149	1,119
Income taxes expense	8,826	12,857
Depreciation and amortization	18,604	26,508
Share-based compensation	—	2,600
Other adjustments	663	890

Adjusted EBITDA	62,177	76,218

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation and other adjustments. Other adjustments include changes in fair value of convertible notes, foreign exchange gain (loss) and other income.
SOURCE Concord Medical Services Holdings Co., Ltd.